Special Meeting of Shareholders

A special meeting of shareholders of the Trust were held at the offices of Provident Investment Counsel on October 7, 1999.

The Trust and the Portfolios are organized in a "master/feeder" arrangement, pursuant to which the assets of each of the Funds are invested in a corresponding Portfolio. The overall supervision of the Trust is the responsibility of a Board of Trustees, and a separate Board of Trustees is responsible for supervision of the Portfolios. The purpose of the meeting is to combine the separate boards, so that the same Trustees will all have responsibility for supervision of the Trust and the Portfolios.

A brief description of each matter voted upon as well as the voting results are outlined below.

1. It is proposed that shareholders of the Trust consider the election of Trustees of the Trust.

2. It is proposed that shareholders of the Trust consider the election of Trustees of the Portfolios.

Number of shares:

          For       11,616,011.406
          Against   15.398